[Letterhead of Sutherland Asbill & Brennan LLP]

March 30, 2016

VIA EDGAR

Ms. Lauren Hamilton
Mr. Jay Williamson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Triangle Capital Corporation
Registration Statement on Form N-2 (File No. 333-199102)

Dear Ms. Hamilton and Mr. Williamson:

This letter is submitted on behalf of Triangle Capital Corporation (the “Company”) in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received orally on March 16, 2016, with respect to the Company’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File No. 333-199102), which was filed by the Company with the Commission on February 4, 2016 (the “Registration Statement”). The Staff’s comments also reflect its review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the Commission on February 24, 2016 (the “Form 10-K”). For your convenience, the Staff’s comments have been reproduced in italics herein with responses immediately following each comment.

Accounting Comments

Comment No. 1. Please confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response: The Company confirms that, based upon its analysis of Generally Accepted Accounting Principles (“GAAP”) and applicable provisions of Regulation S-X, all of its wholly owned and all of its substantially wholly owned subsidiaries that are investment companies or investment holding companies are consolidated with the financial statements of the Company.

Comment No. 2. If the Company has wholly owned and substantially wholly owned subsidiaries that are not consolidated with the financial statements of the Company, please discuss the basis for not consolidating such subsidiaries, including a discussion of whether the Company considered the October 2014 IM Guidance Update, “Investment Company Consolidation”, Guidance No. 2014-11 and Accounting Standards Update 2013-08 in its analysis.

Response: The Company confirms that it does not have any wholly owned or substantially wholly owned subsidiaries that are investment companies or investment holding companies that are not consolidated with its financial statements. The Company does have two wholly owned subsidiaries that are not investment companies, and based upon the relevant guidance it has not consolidated such entities for financial reporting purposes.

Comment No. 3. We note that in the Company’s Consolidated Schedule of Investments, there are a few investments identified as “Control Investments”. Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied? Please also confirm that the Company has performed the three tests outlined in Article 1-02(w) of Regulation S-X and identify any of those companies that have met any of the three tests/conditions.

Response: The Company confirms that it has undertaken an analysis of its control investments, as of December 31, 2015, in order to ensure that separate financial statements or summarized financial information with respect to those investments are not required. Such analysis included the three tests outlined in Article 1-02(w) of Regulation S-X and was performed in accordance with publicly available guidance issued by the Staff related to Rules 3-09 or 4-08(g) of Regulation S-X. The Company confirms that the results of this analysis confirmed that none of its control investments triggered the requirements of either Rule 3-09 or 4-08(g) of Regulation S-X.

Comment No. 4. We note the section entitled “Enterprise Value Waterfall Approach” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Form 10-K contains the following disclosure on page 78: “A significant increase in either the transaction multiple, Adjusted EBITDA or revenues for a particular equity security would result in a higher fair value for that security.” Please consider changing “significant increase” to “any increase”. Please note that the same disclosure is contained in the Company’s Notes to Financial Statements, Note. 1 Organization, Business, Basis of Presentation and Summary of Significant Accounting Policies. See page F-25.

Response: The Company has revised the disclosure in the "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of Amendment No. 5 to the Company's Registration Statement on Form N-2 to read as follows:

“Fair value measurements using the Enterprise Value Waterfall model can be sensitive to changes in one or more of the inputs. Assuming all other inputs to the Enterprise Value Waterfall model remain constant, any increase in either the transaction multiple, Adjusted EBITDA or revenues for a particular equity security would result in a higher fair value for that security.”

In addition, the Company will revise the disclosure in the "Business" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" sections and in the footnotes to financial statements accordingly on a going forward basis in future filings.

Comment No. 5. We note the section entitled “Off-Balance Sheet Arrangements” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 80 of the Form 10-K discloses that the Company has unfunded commitments to provide financing to ten of its portfolio companies. On a going forward basis, please disclose each unfunded commitment separately by portfolio company. Please also confirm to the Staff that the Company reasonably believes that its assets will provide adequate coverage to satisfy all of its unfunded commitments. Please also include how the company will satisfy such unfunded commitments.

Response: The Company will revise the disclosure accordingly on a going forward basis. The Company also hereby confirms to the Staff that it believes that its assets provide adequate coverage to satisfy all of the Company’s unfunded commitments. The Company will use its cash in order to satisfy such unfunded commitments.

Comment No. 6. We note that in a prior correspondence with the Staff dated June 22, 2015, the Company stated that commencing with its financial statements for the quarter ending June 30, 2015, it would start disclosing the amount and extended value of each of its unfunded commitments. However, such disclosure has not been provided. Please explain why this disclosure was not included in the Company’s financial statements beginning with the quarter ended June 30, 2015.

 Response: The Company advises the Staff on a supplemental basis that the disclosure requested by the Staff was provided beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015. Furthermore, such disclosure can be found on pages 80 and F-42 in the Form 10-K.

Comment No. 7. Reference is made to the Company’s consolidated balance sheets in the Form 10-K.. Pursuant to Rule 12-12 of Regulation S-X, short-term investments, including certificates of deposits and money market funds, should be listed on the Company’s consolidated schedule of investments. If the Company’s “cash and cash equivalents” line item includes such items please make the appropriate changes to the Company’s schedule of investments.

Response: The Company advises the Staff that the cash and cash equivalents line item on the Company’s balance sheets does not include any short-term investments, including certificates of deposits and money market funds.

Comment No. 8. Reference is made to the Company’s consolidated statement of operations in the Form 10-K. We note that the line item entitled “[g]eneral and administrative expenses” accounts for approximately 46% of the Company’s total operation expenses. Please confirm that material expenses are disclosed in accordance with Rule 6-07(2)(b) of Regulation S-X, which requires the Company to state separately any other expense item the amount of which exceeds five percent of the Company’s total expenses.

Response: The Company has performed an analysis of its operating expenses for the year ended December 31, 2015 and determined that “Compensation and related expenses” during 2015 exceeded five percent of the Company’s total operating expenses. On a going forward basis, beginning with the Company’s 10-Q for the quarter ending March 31, 2016, the Company will break out its operating expenses into three categories - “Interest and other financing fees,” “Compensation and related expenses” and “Other general and administrative expenses.”  The Company confirms that no other expense category exceeds five percent of the Company’s total operating expenses.  If, in the future, the Company determines that another expense category exceeds five percent of the Company’s total operating expenses, the Company will revise the presentation in the statement of operations accordingly.

Comment No. 9. Reference is made to the Company’s consolidated statement of operations in the Form 10-K. We note that the line item entitled “[f]ee and other income” reports $12,844,928 in such income for the year ended December 31, 2015. Please include disclosure in the notes to the Company’s financial statements that describes the components of such income, including a discussion of whether such income is of a recurring or non-recurring nature and what comprises the majority of such income.

Response: The Company will revise the disclosure accordingly on a going forward basis. The Company also notes that in the MD&A, on page 69, it discloses how much of the fee income and dividend income is non-recurring.

Comment No. 10. Reference is made to the Company’s consolidated statements of changes in net assets in the Form 10-K. We note that the general presentation of this financial statement does not conform to the presentation prescribed by Rule 6-09 of Regulation S-X. On a going forward basis, please conform the presentation of the Company’s consolidated statements of changes in net assets to Rule 6-09 of Regulation S-X.

Response: The Company has reviewed the requirements of Rule 6-09 of Regulation S-X and believes that the current presentation of its consolidated statements of changes in net assets conforms with the rule.

Comment No. 11. Reference is made to the Company’s consolidated statements of changes in net assets in the Form 10-K. We note that the line item entitled “return of capital and other tax related adjustments” reflects approximately $1 million as of December 31, 2015. Please confirm that the Company is in compliance with Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), which generally prohibits a fund from making a distribution from any source other than the fund’s net income, unless that payment is accom-panied by a written statement that adequately discloses the source or sources of the payment. In addition, under

“Note. 8 Financial Highlights”, the table on page F-43 of the Form 10-K does not include a return of capital component. Please explain the basis for omitting this information from the Financial Highlights table.

Response: The Company confirms that it is in compliance with Section 19(a) of the 1940 Act. Since its initial public offering in 2007, the Company’s distributions to shareholders have never included any returns of capital. The line item in the Company’s statements of changes in net assets labeled “Return of capital and other tax related adjustments” only includes tax-related reclassifications relating primarily to permanent book-tax differences. In the future, to the extent that the amounts included in this line item continue to consist solely of tax-related reclassifications and not of any return of capital distribution amounts, the Company will label this line item as “Other tax related adjustments.”

Comment No. 12. Reference is made to the Company’s consolidated schedule of investments in the Form 10-K. The Staff notes that a significant portion of the Company’s investments for which there are no readily available market quotations has been valued at cost. Please explain why this is the case. Please also confirm that the Company’s valuation policies and procedures comply with Accounting Standards Codification Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”). In summary, under ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between a willing buyer and a willing seller at the measurement date. In addition, the Staff notes that a majority of the Company’s investments were valued under the market value approach. Please explain why you believe the market value approach is the most appropriate valuation methodology to employ with respect to the determination of fair value of the Company’s assets.

Response: The Company advises the Staff on a supplemental basis that it has established and documented processes and methodologies for determining the fair values of portfolio company investments on a recurring (quarterly) basis in accordance with ASC 820. The Company’s valuation process generally includes a review by an independent, third-party valuation firm. Finally, pursuant to the 1940 Act, the ultimate determination of fair value is the responsibility of the Company’s Board of Directors (the “Board”). As it relates to the Staff’s observation that a significant portion of the Company’s investments for which there are no readily available market quotations have values that are in line with, or not significantly different from, the cost basis of the investment as of December 31, 2015, the Company attributes this to the fact that approximately 63% of its current investment portfolio has been originated in the last two years. With respect to these investments, there had not been any significant changes in comparable market yields or the credit profiles of each company since the Company’s initial investment, that, in the Company’s judgment, would warrant an adjustment to the yield at origination; and there had not been any other credit or market events subsequent to the underwriting of the original investments that, in the Company’s judgment, would otherwise warrant such an adjustment.  The Company believes the foregoing is consistent with ASC 820 because it considers whether there have been material changes in the borrower’s performance or creditworthiness and whether there have been material changes in comparable market yield

s or leverage levels since the investment was made.  In instances in which the fair value of an investment approximates its cost, the Company has determined that neither has changed materially.

With respect to the Staff's question regarding why the Company believes the market approach is the most appropriate valuation methodology, we respectfully advise the Staff on a supplemental basis that the "Income Approach" as discussed on page F-25 of the Company's 10-K is the methodology that was applied to the majority of the Company's portfolio assets as of December 31, 2015, in light of the fact that the majority of the Company's portfolio assets are debt securities.

Comment No. 13. We note that in the Company’s consolidated schedule of investments in the Form 10-K, the Company holds equity interests in various holding companies. Please advise the Staff whether any of these holding companies are wholly-owned or substantially wholly-owned by the Company. If so, please advise the Staff whether the Company has provided debt financing to any such wholly-owned or substantially wholly-owned holding company.

Response: The Company advises the Staff that none of the holding companies shown in the Company’s consolidated schedule of investments as of December 31, 2015 are wholly-owned or substantially wholly-owned.

Comment No. 14. We note that footnote 4 in the Company’s consolidated schedule of investments in the Form 10-K identifies the Company’s investments that are not qualifying investments as defined under Section 55(a) of the 1940 Act. On a going forward basis, please also disclose the percentage of non-qualifying investments held by the Company in that footnote.

Response: The Company will revise the disclosure accordingly on a going forward basis. In addition, the Company advises the Staff on a supplemental basis that as of December 31, 2015, 1.9% of its investments were non-qualifying investments as defined under Section 55(a) of the 1940 Act.

Comment No. 15. In the Company’s Notes to Financial Statements, Note. 1 Organization, Business, Basis of Presentation and Summary of Significant Accounting Policies, under the section entitled “Valuation of Investments”, the Company includes the following disclosure on page F-23: “[i]n certain instances, the Company may determine that it is not cost-effective, and as a result is not in the Company’s stockholders’ best interest, to request the Valuation Firms to perform the Procedures on one or more portfolio companies. Such instances include, but are not limited to, situations where the fair value of the investment in the portfolio company is determined to be insignificant relative to the total investment portfolio.” Please include in correspondence what percentage of the Company’s investments were reviewed by independent, third-party valuation firms as of December 31, 2015.

Response: The Company advises the Staff that as of December 31, 2015, 28% of its investments were reviewed by independent, third-party valuation firms.

Comment No. 16. In the Company’s Notes to Financial Statements, Note. 1 Organization, Business, Basis of Presentation and Summary of Significant Accounting Policies, under the section entitled “Investment Valuation Inputs” on page F-26, the Company includes a table that reflects the ranges and weighted average values of the significant Level 3 inputs used in the valuation of the Company’s significant debt and equity securities. We note that the information in this table does not appear to be consistent with the Company’s consolidated schedule of investments. Please ensure that such information is consistent on a going forward basis.

Response: The Company believes that the information in the table on page F-26 is consistent with the information on the consolidated schedule of investments. The Company's schedule of investments may include investments that vary in legal description, such as "Class A units," "Class B units," "Common units" and "Series A units," for example. While these investments may vary in legal description, they generally are similar in nature, characteristics and risks, and therefore the approach to determining the fair value of these investments would be similar. As such, the table on page F-26 groups these investments together for purposes of providing the summarized information included in the table, rather than showing a separate line item in the table for each of the four investments.

Comment No. 17. On page F-39 of the Form 10-K the Company notes that it has wholly-owned taxable subsidiaries, or the Taxable Subsidiaries, each of which holds a portion of one or more of its portfolio investments that are listed on the Company’s consolidated schedule of investments. Please ensure that all of the Company’s wholly-owned subsidiaries that are consolidated include the respective Taxable Subsidiaries.

Response: The Company confirms that all of the wholly-owned Taxable Subsidiaries are consolidated.

Comment No. 18. Please confirm that the Company has uploaded the Form 10-K to its website in a manner that makes it available to all shareholders.

Response: The Company confirms that the Form 10-K can be accessed through its website, www.tcap.com.

Legal Comments

Comment No. 19. In the Senior Securities section of the Registration Statement, on page 63, we note your asset coverage ratio as of September 30, 2015. In the Company’s earnings call for the fourth quarter of 2015, the Company stated that it recognized realized losses on certain assets and that the Board discontinued its quarterly supplemental dividend. Please advise the Staff of the role, if any, that the Company’s asset coverage ratio play in the Board’s decision.

In future filing, especially in any future Management’s Discussion and Analysis of Financial Condition and Results of Operations, and in other communications, please ensure that you address the relationship between the Company’s’ asset coverage ratio and its ability to pay dividends.  Please also provide the Staff with model draft disclosure reflecting the same based on asset coverage ratio as of September 30, 2015.

Response: The Company advises the Staff on a supplemental basis that prior to the declaration of any distributions by the Company, the Board considers whether the Company is in compliance with the asset coverage requirement under the 1940 Act. The Company has previously been granted exemptive relief by the Commission which enables the Company to exclude its outstanding SBA-guaranteed debentures from the definition of “Senior Securities” for purposes of the asset coverage requirements.  In connection with the declaration of the Company’s dividend for the first quarter of 2016, the Board considered that the Company’s asset coverage ratio, after excluding the SBA debentures pursuant to the exemptive relief, was approximately 271%. However, while the Board considered the Company’s asset coverage ratio as a part of its ordinary process, its decision to discontinue the Company’s quarterly supplemental dividend was based primarily on the fact that for the year ended December 31, 2015, the Company recorded net realized capital losses of $27.5 million. As it has in prior years, if the Company generates significant realized capital gains the Board may decide to distribute those capital gains to shareholders via supplemental distributions. The Company confirms that, in future filings, it will address the impact that the realization of capital gains and losses may have on the Board’s decision to declare supplemental distributions. Moreover, the Company will, in future filings, reflect the fact that the Board reviews the Company’s asset coverage ratio in connection with its decisions to declare any distributions. Such disclosure will in substance be similar to the analysis included in this response.

The Company also notes that the Senior Securities table included on page 63 of Amendment No. 4 to the Company’s Registration Statement on Form N-2 discloses an asset coverage per unit of $1,989 as of September 30, 2015.  The presentation of the September 30, 2015 asset coverage per unit does not take into account the exemptive relief related to the Company’s SBA-guaranteed debentures noted above, but rather presents the asset coverage per unit as if the SBA-guaranteed debentures were treated as senior securities.  In Amendment No. 5 to the Company’s Registration Statement on Form N-2, the Company has added a footnote to the Senior Securities table as of December 31, 2015 to clarify that the Company’s SBA-guaranteed debentures are not treated as senior securities for purposes of the asset coverage requirements under the 1940 Act.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Steven C. Lilly
Triangle Capital Corp.
Robert Knox
Triangle Capital Corp.